UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Amendment No. 2

to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

KULICKE AND SOFFA INDUSTRIES, INC.

(Name of Subject Company (Issuer))

KULICKE AND SOFFA INDUSTRIES, INC.

(Name of Filing Person (Offeror))

1.0% Convertible Subordinated Notes Due 2010

(Title of Class of Securities)

501242 AP 6 and 501242 AM 3

(CUSIP Numbers of Class of Securities)

David J. Anderson

Vice President and General Counsel

Kulicke and Soffa Industries, Inc.

1005 Virginia Drive

Fort Washington, Pennsylvania 19034

(215) 784-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the filing person)

Copy to:

F. Douglas Raymond

Drinker Biddle & Reath LLP

One Logan Square

18th & Cherry Streets

Philadelphia, PA 19103

Telephone: (215) 988-2700

Christopher C. Paci

Steven L. Wasserman

DLA Piper US LLP

1251 Avenue of the Americas

New York, New York 10020

Telephone: (215) 335-4970

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$48,468,500(1)	$1,904.81(2)

(1)	The transaction value is estimated only for the purposes of calculating the filing fee. This amount is based on the purchase of $62,000,000 aggregate principal amount of outstanding 1.0% Convertible Subordinated Notes Due 2010 plus accrued and unpaid interest up to, but not including, the expected date of payment for the Notes accepted for payment.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, at a rate of $39.30 per $1,000,000 of the transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,904.54

Form or Registration No.: Schedule TO-I and Schedule TO-I/A

Filing Party: Kulicke and Soffa Industries, Inc.

DATE FILED: January 6, 2009 and February 10, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission (the “SEC”) on January 6, 2009 by Kulicke and Soffa Industries, Inc., a Pennsylvania corporation (“K&S” or the “Company) and amended by Amendment No. 1 filed on February 10, 2009 (“Amendment No. 1”), and relates to an offer by K&S to purchase up to all $62,000,000 aggregate principal amount of its outstanding 1.0% Convertible Subordinated Notes due 2010 (the “Notes”) for cash at a purchase price determined in accordance with the Offer to Purchase per $1,000 principal amount of Notes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 6, 2009 (the “Offer to Purchase”), the related Letter of Transmittal (the “Letter of Transmittal”) and Amendment No. 1. The Offer to Purchase, the Letter of Transmittal and Amendment No. 1 are incorporated herein by reference to the extent provided herein. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule TO.

You should read this Amendment No. 2 together with the Schedule TO, the Offer to Purchase and the Letter of Transmittal. Capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Offer to Purchase.

ITEMS 1 and 4.

Items 1 and 4 of the Schedule TO are hereby amended and supplemented to include the following:

The information set forth in the Offer to Purchase is hereby amended and supplemented by adding the following language thereto:

On February 24, 2009, the Company issued a press release announcing an extension of the Expiration Date of the Offer to 5:00 pm, New York City time, on February 27, 2009. A copy of the press release is attached hereto as Exhibit (a)(5)(iii) and is incorporated by reference.

As of the close of business on February 24, 2009, $5,536,000 principal amount of the Notes had been validly tendered in the Offer.

Recently enacted legislation allows taxpayers that realize income from cancellation of indebtedness in connection with a reacquisition of debt instruments during 2009 to elect to defer inclusion of such income for five years and thereafter include the income ratably over a five year period. If the Company makes the election, for tax purposes, it will recognize twenty-percent of the cancellation of indebtedness income each year beginning in 2014. The provisions in the new law impacting net operating loss carrybacks do not apply to the Company.

ITEM 6. PURPOSES OF THE TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Item 6(c)(3) of the Schedule TO is hereby amended and supplemented to include the following:

(c) Plans.

Recently enacted legislation allows taxpayers that realize income from cancellation of indebtedness in connection with a reacquisition of debt instruments during 2009 to elect to defer inclusion of such income for five years and thereafter include the income ratably over a five year period. If the Company makes the election, for tax purposes, it will recognize twenty-percent of the cancellation of indebtedness income each year beginning in 2014. The provisions in the new law impacting net operating loss carrybacks do not apply to the Company.

ITEM 12. EXHIBITS.

Item 12 is hereby amended and supplemented to include the following exhibit:

(a)(5)(iii)        Press Release, dated February 24, 2009.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KULICKE and SOFFA INDUSTRIES, INC.

By:	/s/ MAURICE E. CARSON
Name:	Maurice E. Carson
Title:	Senior Vice President and
Chief Financial Officer

Dated: February 24, 2009

EXHIBIT INDEX

Exhibit	Description
(a)(1)(i)	Offer to Purchase, dated January 6, 2009.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Letter to Clients.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(5)(i)	Press Release, dated January 6, 2009.*

(a)(5)(ii)	Press Release, dated February 10, 2009.*

(a)(5)(iii)	Press Release, dated February 24, 2009.

(d)(1)	Indenture dated as of June 30, 2004 between the Company and J.P. Morgan Trust Company, National Association, as Trustee, filed as Exhibit 4.1 to the Company’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2004, is incorporated herein by reference (No. 000-00121).

(d)(2)	Registration Rights Agreement dated as of June 30, 2004, between the Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Initial Purchaser, filed as Exhibit 4.2 to the Company’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2004, is incorporated herein by reference (No. 000-00121).

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed.